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                                                          FOR RELEASE: IMMEDIATE

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CONTACTS:  The 1224 Corporation Barry F. Scher Ahold
           Work-(301) 341-4710 Home-(202) 244- Hans Gobes
           2354                                Work-011-31-75-659-5665
                                               Home-011-31-23-527-0456
                                               Note: The time zone in the Netherlands is six
                                                     hours ahead of eastern daylight savings
                                                     time in the U.S.
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     As publicly announced at 9:00 a.m. May 19, 1998, Royal Ahold, the international food retailer, and the holding company 1224 Corporation, the owner of the controlling AC Stock of Giant Food Inc., today signed an agreement for the purchase by Ahold of all the Class AC voting shares in Giant Food Inc. held by the 1224 Corporation and a tender for all of the Class A non-voting stock.
Both the tender for the Class A stock and the sale of the Class AC stock will be at a price per share of USD 43.50. WE CAN ALSO NOW REPORT THAT AHOLD HAS REACHED
AGREEMENT, SUBJECT TO CONTRACT, TO ACQUIRE FOR THE AGGREGATE AMOUNT OF USD 100
MILLION ALL THE CLASS AL VOTING SHARES CURRENTLY OWNED BY J. SAINSBURY USA
HOLDINGS INC., A SUBSIDIARY OF THE BRITISH SUPERMARKET COMPANY J. SAINSBURY
PLC., LONDON, UK. SAINSBURY WILL ALSO TENDER ITS 11.8 MILLION CLASS A NON-VOTING
SHARES IN GIANT FOOD INC.